FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material fact dated June 18, 2012

MATERIAL FACT

Following the material fact announcement published on 13th May last (registration number 163932) with respect to the provisions to be set up by Grupo Santander in application of Royal Decree-Law 18/2012 on provisioning of real estate assets, Banco Santander hereby announces that the Board of Directors, at its meeting held today, resolved as follows:

(i) To apply the Santander Dividendo Elección program on the dates on which the first, second and third interim dividends are usually paid. As a result, in addition to what was announced in the material fact announcement published on 1st June (registration number 165971) with respect to the application of the aforementioned program in July/August 2012, the Executive Committee will execute the resolutions adopted by shareholders at the Ordinary General Meeting held on 30th March, 2012 under items Nine C and D on the agenda, on the dates when the second and third interim dividends are traditionally paid (October/November 2012 and January/February 2013, respectively). The fixed price of the irrevocable undertaking to acquire the free allotment rights pertaining to each of such applications of the Santander Dividendo Elección program will be approximately 0.15 euros per share.

(ii) To also apply the Santander Dividendo Elección program on the date when the final dividend is usually paid (April/May 2013). For such purpose, the Board of Directors has resolved to submit to shareholders for approval at the next ordinary General Meeting, which it is envisaged will be held on 22nd March 2013, a proposal for a free of charge capital increase in the amount necessary to apply the aforementioned program to the final remuneration corresponding to the 2012 financial year. The market price of the shares to be issued will be such that the shareholder remuneration will be approximately 0.15 euros per share.

Therefore, as announced in the material fact announcement published on 13th May referred to above, the total envisaged shareholder remuneration in respect of the 2012 financial year will amount to approximately 0.60 euros per share.

Boadilla del Monte (Madrid), 18th June, 2012

Banco Santander, S.A. – Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER – R. M. de Santander, Hoja 286, Folio 64, Libro 5° de Sociedades, Inscripción 1a. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: June 18, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President